UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

3 March, 2011
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:  Transaction in Own Shares
3rd March 2011

RE-ISSUE OF TREASURY SHARES

CRH plc announces that on 2nd March 2011 it transferred to participants in its employee share schemes 2,607 Ordinary Shares at share prices between €11.18 and €14.79 and at a share price of £11.1630 per Ordinary Share.

CRH plc also announces that on 2nd March 2011 it transferred to the Trustees of the CRH plc Employee Benefit Trust 150,330 Ordinary Shares at €16.35 per Ordinary Share for the purpose of satisfying awards made under the CRH 2006 Performance Share Plan.

Following the above transaction, CRH plc holds 9,201,532 Ordinary Shares in Treasury.  The number of Ordinary Shares in issue (excluding Treasury Shares) is 709,307,381.

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  3 March, 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director